Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,									Six Months ended June 30,
(dollars in thousands)	2010	2011		2012		2013		2014		2015
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$75,479	$(22,743)		$(39,459)		$(26,857)		(9,887)		$(15,399)
Add:
Fixed charges	10	—		—		—		—		—
Amortization of capitalized interest	—	—		—		—		—		—
Distributed income of equity investees	23,599	—		—		—		—		—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—		—		—		—		—
Less:		—		—		—		—		—
Capitalized interest	—	—		—		—		—		—
Preference security dividend requirements of consolidated subsidiaries	—	—		—		—		—		—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—		—		—		—		—
Total earnings	$99,088	$(22,743)		$(39,459)		$(26,857)		(9,887)		(15,399)

Fixed charges:
Total interest expense	$10	$—		$—		$—		—		—
Capitalized interest	—	—		—		—		—		—
Interest factor in rents	—	—		—		—		—		—
Total fixed charges	$—	$—		$—		$—		—		—

Ratio of earnings to fixed charges	9,909%	N/	A	N/	A	N/	A	N/	A	N/	A